BY-LAW AMENDMENT

                       Approved by the Board of Directors
                                on March, 25 1997
                              Effective May 8, 1997


         Section 4.02(a) of the By-laws of the Corporation is read in its entirety as follows:

                 "(a) The Board of Directors shall consist of nine members or such number as determined from time to time by amendment of this subsection. The number of Directors shall in no event be less than three. The term of office of a Director shall not be affected by any decrease in the authorized number of Directors."